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                          August 15, 2023

       James Nathanielsz
       Chief Executive Officer
       Propanc Biopharma, Inc.
       302, 6 Butler Street
       Camberwell, VIC 3124 Australia

                                                        Re: Propanc Biopharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2023
                                                            File No. 333-273953

       Dear James Nathanielsz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael DeDonato, Esq.